Exhibit 99.1

Talend Appoints Global IT Industry Veteran Eric Johnson as Chief Information Officer

Former DocuSign and Informatica IT Leader will Steer Company’s IT Vision

REDWOOD CITY, Calif. — February 7, 2018 - Talend (NASDAQ: TLND), a global leader in cloud and big data integration solutions, today announced it has named Eric Johnson as its Chief Information Officer (CIO). With more than two decades of global information technology leadership experience, Johnson brings deep expertise scaling IT infrastructures, leading digital transformations and supporting strategic sales. Johnson will be responsible for setting the strategic vision and growth of Talend’s global IT organization, including the use of all systems and platforms as it increases its emphasis on the cloud.

“I’m delighted to welcome Eric as our CIO,” said Mike Tuchen, CEO of Talend. “I’m confident that Eric’s proven ability to lead and scale global IT organizations will be of tremendous value as Talend aims to continue its rapid growth. He’ll also serve as valued counsel to senior IT leaders as they look to partner with Talend and stay ahead in this rapidly changing, data-driven and multi-cloud environment.”

Johnson is the former CIO of DocuSign, where he built the company’s IT vision, infrastructure design, and led its global organization. Prior to DocuSign, he spent more than a decade at Informatica in increasingly senior IT roles, most recently as senior vice president and CIO. Among other accomplishments, Johnson developed the IT strategy and architecture that supported Informatica’s early migration to becoming a Software-as-a-Service provider.

“I’m excited to be part of a company that’s continually innovating and delivering solutions that help enterprises compete in our rapidly evolving digital economy,” said Eric Johnson, CIO, Talend. “I look forward to helping internal teams and our customers navigate the challenges - technical and otherwise - of becoming more data-driven.”

Johnson began his career with Deloitte Consulting where he led teams in both San Francisco and Sydney, Australia, specializing in delivering supply chain solutions across high tech, consumer, oil and gas, and other industries. He is a graduate of California Polytechnic State University-San Luis Obispo.

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About Talend

Talend (NASDAQ: TLND) is a global leader in cloud and big data integration solutions that helps companies turn data into a strategic asset that delivers real-time, organization-wide insight into customers, partners, and operations. Through its open, native, and unified integration platform, Talend delivers the data agility required for companies to meet the constantly evolving demands of modern business. With Talend, companies can easily scale their data infrastructure and rapidly adopt the latest technology innovations in cloud and big data. Talend’s solutions support over 1500 global enterprise customers including AstraZeneca, GE, HP Inc. and Lenovo, across a range of industries. Talend has also been recognized as a leader in its field multiple times by leading analyst firms, as well as several industry and data trade publications including InfoWorld and SD Times. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

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Media Contacts:

Chris Taylor, VP, Corp. Communications, Talend
ctaylor@talend.com
408-674-1238

Siobhan Lyons, Director, Corp. Communications, Talend

slyons@talend.com

202-431-9411